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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                Sequa Corporation
                                -----------------
                                (Name of Issuer)

                       Class B Common Stock, no par value
                       ----------------------------------
                         (Title of Class of Securities)

                                    81732 020
                                    ---------
                                 (CUSIP Number)

                              Neal T. Dorman, Esq.
                              Hartman & Craven LLP
                                 460 Park Avenue
                               New York, New York
                            Telephone: (212) 753-7500
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 27, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 81732 020

1.     NAMES OF REPORTING PERSONS:  Gail Binderman, Mark Alexander and Sharon
                                    Zoffness as Trustees u/i dtd March 27, 2002

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                    (a) [ ]       (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS (See Instructions):  00


5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                        [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
       New York

         NUMBER OF         7.    SOLE VOTING POWER:
         SHARES                     0
         BENEFICIALLY      8.    SHARED VOTING POWER:
         OWNED BY                   347,438
         EACH              9.    SOLE DISPOSITIVE POWER:
         REPORTING                  0
         PERSON WITH       10.  SHARED DISPOSITIVE POWER:
                                    347,438

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:          347,438


12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          10.4 (1)

14.    TYPE OF REPORTING PERSON (See Instructions):  OO

(1) Based on 3,329,780 shares outstanding at March 30, 2002, as disclosed by the Issuer in its proxy statement filed on April 1, 2002.

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CUSIP NO. 81732 020

1.     NAMES OF REPORTING PERSONS: Gail Binderman
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                     (a) [ ]           (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS (See Instructions):  00

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
         U.S.

         NUMBER OF         7.    SOLE VOTING POWER:
         SHARES                     0
         BENEFICIALLY      8.    SHARED VOTING POWER:
         OWNED BY                   347,438
         EACH              9.    SOLE DISPOSITIVE POWER :
         REPORTING                  0
         PERSON WITH       10.   SHARED DISPOSITIVE POWER:
                                    347,438

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:          347,438

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                10.4 (1)

14.    TYPE OF REPORTING PERSON (See Instructions):  IN

(1) Based on 3,329,780 shares outstanding at March 20, 2002, as disclosed by the Issuer in its proxy statement filed on April 1, 2002.

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CUSIP NO. 81732 020

1.     NAMES OF REPORTING PERSONS: Mark Alexander
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                    (a) [ ]       (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS (See Instructions):  00

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
         U.S.

         NUMBER OF         7.    SOLE VOTING POWER:
         SHARES                     0
         BENEFICIALLY      8.    SHARED VOTING POWER:
         OWNED BY                   347,438
         EACH              9.    SOLE DISPOSITIVE POWER :
         REPORTING                  0
         PERSON WITH       10.   SHARED DISPOSITIVE POWER:
                                    347,438

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:          347,438

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                10.4 (1)

14.    TYPE OF REPORTING PERSON (See Instructions):  IN

(1) Based on 3,329,780 shares outstanding at March 20, 2002, as disclosed by the Issuer in its proxy statement filed on April 1, 2002.

CUSIP NO. 81732 020

1.     NAMES OF REPORTING PERSONS: Sharon Zoffness
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                       (a) [ ]           (b) [ ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS (See Instructions):  00

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
         U.S.

         NUMBER OF         7.    SOLE VOTING POWER:
         SHARES                     0
         BENEFICIALLY      8.    SHARED VOTING POWER:
         OWNED BY                   347,438
         EACH              9.    SOLE DISPOSITIVE POWER :
         REPORTING                  0
         PERSON WITH       10.   SHARED DISPOSITIVE POWER:
                                    347,438

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:          347,438

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                10.4 (1)

14.    TYPE OF REPORTING PERSON (See Instructions):  IN

(1) Based on 3,329,780 shares outstanding at March 20, 2002, as disclosed by the Issuer in its proxy statement filed on April 1, 2002.

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Item 1.      Security and Issuer.

             This Statement relates to the Class B common stock, no par value (the "Class B Stock"), of Sequa Corporation (the "Company"). The Company's principal executive offices are located at 200 Park Avenue, New York, New York 10166.

Item 2.      Identity and Background.

(a)-(c) This Statement is filed by Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd March 27, 2002, a trust established under the laws of the State of New York (the "March 2002 Trust"), Gail Binderman ("Binderman"), Mark Alexander ("Alexander") and Sharon Zoffness ("Zoffness" and collectively with Binderman and Alexander the "Trustees").

The principal business of the March 2002 Trust is to hold certain property for the benefit of Norman E. Alexander, his wife and his estate and/or issue. The March 2002 Trust has a principal place of business and principal office at c/o Hartman & Craven LLP, 460 Park Avenue, New York, New York.

Binderman is employed as a stockbroker by Bear, Stearns & Co. Inc., an investment banking, securities and brokerage firm with principal executive offices at 383 Madison Avenue, New York, New York. Alexander is a self-employed physician. Zoffness is a homemaker. Each of the Trustees is a United States citizen and has a business address at c/o Hartman & Craven LLP, 460 Park Avenue, New York, New York. The Trustees are the children of Norman E. Alexander.

(d)-(e) None of the March 2002 Trust or any of the Trustees has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

On March 27, 2002 the March 2002 Trust was formed and Binderman, Alexander and Zoffness were named as the trustees thereof. Norman E. Alexander granted 347,438 shares of Class B Stock to the March 2002 Trust on the formation date of the March 2002 Trust. Norman E. Alexander is a beneficiary of the March 2002 Trust.

Item 4.      Purpose of Transaction.

(a)- (j) The shares of Class B Stock owned by the March 2002 Trust are held for investment purposes.

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Except as described in this Item 4, neither the March 2002 Trust nor the
Trustees has any present plans or proposals that would relate to or result in
(i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or (x) any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer.

(a) Each of the March 2002 Trust and the Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 347,438 shares, or 10.4% of the shares, of Class B Stock outstanding as of March 30, 2002.

(b) Each of the March 2002 Trust and the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 347,438 shares of Class B Stock.

(c) Except for the grant of the 347,438 shares to the March 2002 Trust on March 27, 2002, neither the Trust nor any of the Trustees effected any transaction in the Class B Stock during the past sixty days.

(d) The beneficiaries of the March 2002 Trust are entitled to receive dividends or proceeds from the sale of shares of Class B Stock by the March 2002 Trust. Norman E. Alexander, who owns more than 5% of the shares of Class B Stock, is a beneficiary of the March 2002 Trust.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

Norman E. Alexander formed the March 2002 Trust and contributed 347,438 shares of Class B Stock of the Company thereto. Binderman, Alexander and Zoffness were named as the trustees of the March 2002 Trust, and as such, each of such individuals has shared voting power and investment power over said shares of Class B Stock. Norman E. Alexander, his wife, and his estate and/or issue are beneficiaries of the March 2002 Trust.

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Item 7.      Material To Be Filed As Exhibits.

         Exhibit 1     Indenture dated March 27, 2002.

         Exhibit 2     Joint Filing Agreement.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2002

                                    Gail Binderman, Mark Alexander and Sharon
                                    Zoffness as Trustees u/i dtd March 27, 2002

                                    By:  /s/ Gail Binderman
                                         ------------------
                                         Gail Binderman
                                         Trustee

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2002

                                                     /s/ Gail Binderman
                                                     ------------------
                                                     Gail Binderman

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2002

                                                 /s/ Mark Alexander
                                                 ------------------
                                                 Mark Alexander

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2002

                                                     /s/ Sharon Zoffness
                                                     -------------------
                                                     Sharon Zoffness

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                                EXHIBIT INDEX


Exhibit 1         Indenture dated March 27, 2002

Exhibit 2         Joint Filing Agreement



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